SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

SandRidge Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

80007P869
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007P869	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,088,723 shares of Common Stock (including 332,587 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,088,723 shares of Common Stock (including 332,587 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,088,723 shares of Common Stock (including 332,587 shares of Common Stock issuable upon exercise of warrants) (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (see Item 4)*
12	TYPE OF REPORTING PERSON IA, CO

* As more fully described in Item 4, certain of these shares of Common Stock are issuable upon exercise of warrants that are subject to a 9.99% blocker and the number of shares of Common Stock set forth on rows (6), (8) and (9) and the percentage set forth on Row (11) give effect to such blocker.

CUSIP No. 80007P869	13G	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER
SandRidge Energy, Inc. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Item 2(a).	NAME OF PERSON FILING
This Schedule 13G is being filed on behalf of Fir Tree Inc., a New York corporation ("Fir Tree"), relating to Common Stock, $0.001 par value (the "Common Stock"), issued by Issuer, purchased by certain private-pooled investment vehicles for which Fir Tree serves as the investment manager (the "Funds").
Fir Tree is the investment manager of the Funds, and has been granted investment discretion over portfolio investments, including the Common Stock held by the Funds.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the principal business office of Fir Tree is:
Fir Tree Inc. 55 West 46th Street, 29th Floor New York, New York 10036

Item 2(c).	CITIZENSHIP
Fir Tree is a New York corporation.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, par value $0.001 per share

Item 2(e).	CUSIP NUMBER
80007P869

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 80007P869	13G	Page 4 of 6 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover page for the Reporting Person is based on the 20,575,551 shares of the Common Stock outstanding as of October 31, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 8, 2016 and assumes the exercise of the warrants held by the Funds, subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the warrants held by the Funds, the Reporting Person cannot exercise such warrants if the Reporting Person together with its affiliates would beneficially own, after such exercise, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker") and the number of shares of Common Stock set forth on rows (6), (8) and (9) and the percentage set forth on Row (11) of the cover page for the Reporting Person give effect to the 9.99% Blocker. Consequently, at this time, the Reporting Person is not able to exercise all of the warrants held by the Funds due to the 9.99% Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2(a). Fir Tree Value (LN) Master Fund, L.P., a Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

CUSIP No. 80007P869	13G	Page 5 of 6 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 80007P869	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 9, 2017

FIR TREE INC.

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel